Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: NVIDIA Corporation

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NVIDIA Corporation’s proxy statement.

May 21, 2025

NVIDIA Corporation

Vote FOR Proposal 7:

Workforce Data Reporting

The Trillium ESG Global Equity Fund seeks your support for Proposal 7 on the 2025 proxy statement of NVIDIA Corporation (“NVIDIA” or “the company”).

Proposal 7 requests that NVIDIA Corporation enhance existing public reporting, at reasonable cost and omitting confidential information, to include a chart identifying employees according to gender and race in each of the nine Equal Employment Opportunity Commission (EEOC)-defined job categories, listing either numbers or percentages in each category. This request could be met by following the best practice of disclosing the company’s EEO-1 data or report.

Support for Proposal 7 is warranted because we believe NVIDIA’s existing workforce disclosures are insufficient to address investor data needs and do not reflect the standard market practices of the S&P 500 or the semiconductor industry. As NVIDIA currently collects and reports EEO-1 data to the EEOC and has previously publicly disclosed it, the company would simply be returning to a familiar past practice that should not cause an undue financial or operational burden. The disclosure would increase NVIDIA’s disclosure transparency and align with current best practice, as well as provide investors decision-useful information. Importantly, research indicates that inclusive workplaces have been shown to be associated with stronger performance and financial returns.

As such, we urge you to vote FOR Proposal 7.

RATIONALE FOR VOTING FOR Proposal 7:

1. Diverse and inclusive workforces and workplace cultures can benefit companies. To track outcomes, investors need data.

Research indicates that companies with diverse workforces and fair and inclusive cultures have stronger growth prospects and are likelier to financially outperform their peers.

The Boston Consulting Group found that companies with more diverse management teams have 19% higher revenues due to enhanced innovation, a key factor in tech and tech-adjacent companies’ growth.1 A report by As You Sow and Whistle Stop Capital also found a statistically significant positive correlation between increased manager diversity and free cash flow, income after tax, income after tax over 5 years, net profit margin, return on equity, and return on invested capital, specifically within the Information Technology sector.2 Several other business organizations such as McKinsey, Credit Suisse, and Bloomberg have also emphasized the business case for diversity, equity, and inclusion.3

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1 https://www.weforum.org/stories/2019/04/business-case-for-diversity-in-the-workplace/

2 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

3 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact, https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns, https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NVIDIA Corporation’s proxy statement.

Given the consistent findings of links between diverse workforces and strong talent, culture, and safety programs to long-term performance, investors have sought increased human capital management disclosures including workforce demographics, hiring, retention, attrition, skills and development training, compensation, benefits, and health and safety.4 These disclosures, including EEO-1 reports, enable investors to track outcomes related to human capital management.

2. NVIDIA’s lack of EEO-1 disclosure contributes to the human capital management data availability problem and its current disclosure is insufficient to meet investor needs.

For investors to be able to quantitively assess companies’ human capital management practices, especially across an industry or the broader market, there must be consistent and standardized datasets for apples-to-apples comparisons. Historically, such datasets have been difficult to find.

From an investor perspective, the public disclosure of EEO-1 reports provides a practical solution to the problem of a lack of standardized human capital management disclosures. The U.S. Equal Employment Opportunity Commission (EEOC) requires employers with at least 100 employees to collect and submit workforce demographic data about race and ethnicity, gender, and job categories via the EEO-1 report. The data is used for a range of purposes, including “enforcement [of civil rights laws], self-assessment by employers, and research.”5 Because EEO-1 data is comprehensive, yet aggregated and anonymized, it can be useful for not only government use but also for other purposes, such as investment research.

EEO-1 data is currently the most easily accessible and robust standardized workforce demographics dataset available. The additional upside of EEO-1 data is that its disclosure entails little to no additional work from or financial burden to corporations as they, including NVIDIA, already collect and report the data to the EEOC. In combination with other sources of information, EEO-1 data may offer insights into the efficacy or impacts of workplace culture, talent strategies, and potential discrimination, which could support shareholders’ ability to assess a company’s value proposition and risks compared to the company’s peers.

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4 https://www.sec.gov/comments/265-28/26528-468251-1275214.pdf, https://www.bostontrustwalden.com/wp-content/uploads/2021/11/Investor-Signatory-Letter-to-the-SEC-Requesting-Mandatory-EEO-1-Disclosure_Nov-2021.pdf, https://www.sec.gov/files/rules/petitions/2017/petn4-711.pdf

5 https://www.eeoc.gov/data/eeo-data-collections

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NVIDIA Corporation’s proxy statement.

Specifically, NVIDIA’s failure to publicly disclose its EEO-1 report contributes to the problem of a lack of consistent data available to investors. While NVIDIA asserts in its proxy that it publishes robust workforce and diversity data and believes the EEO-1 report would be “uninformative,” we believe its current disclosures are insufficient to address investor expectations and data needs. There are at least two reasons, if not more, the EEO-1 report would, in fact, be informative. In addition to enabling investors to better compare NVIDIA to other companies, the EEO-1 report would also provide granular information about racial and ethnic representation within different jobs and roles of the company. This disclosure may help investors assess workplace culture and fairness efforts, which is particularly salient to NVIDIA because the EEOC has found that Black and Hispanic workers are underrepresented within the tech workforce and face structural barriers.6 These disclosures may also assist investors in determining whether the company is pulling from the broadest talent pool available and offering that talent pool pathways for growth and development.

3. NVIDIA’s decision to cease reporting its EEO-1 data represents a departure from wider industry trends and norms, indicating the company is out of step with current practices.

NVIDIA trailblazed EEO-1 data disclosures – it started reporting EEO-1 data as early as 2016, which was much earlier than many other companies in the S&P 500. However, NVIDIA stopped reporting its EEO-1 data after the release of its 2021 workforce data.

It is unclear why the company decided to stop reporting when it was already meeting a best practice that would become a broader market trend and norm. Beginning in 2021, the disclosure rates of EEO-1 data by corporations soared in response to both investor requests for more human capital management data and wider societal concerns around addressing racial inequities in the U.S. Between 2021 and 2025, disclosure rates in the S&P 500 reached all-time highs. As of January 2025, 83% of the S&P 500 companies disclose EEO-1 data.7

NVIDIA’s decision to stop reporting EEO-1 data represents a departure from the norm, and we believe the company should re-join its S&P 500 peers in reporting this important information.

4. In failing to disclose its EEO-1 report, NVIDIA lags in transparency compared to its semiconductor and tech industry peers.

Without disclosing EEO-1 data, NVIDIA lags its competitors and peers in transparency and alignment with semiconductor industry norms. NVIDIA lists the following companies within the Semiconductor & Semiconductor GICS sub-industry as competitors in its 10-K: Advanced Micro Devices (AMD), Intel, Broadcom, and Qualcomm. These companies release EEO-1 reports. Other companies NVIDIA lists as competitors in its 10-K include Alphabet, Amazon, Cisco Systems, Hewlett Packard, and Microsoft, which also all release their EEO-1 reports. NVIDIA is clearly the outlier. Releasing EEO-1 data appears to be standard practice within the semiconductor and technology industries, and we encourage NVIDIA to align its reporting with the industry standard.

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6 https://www.eeoc.gov/newsroom/eeoc-research-finds-unequal-opportunity-high-tech-sector-and-workforce

7 https://diversiq.com/free-tools/eeo1-insights/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NVIDIA Corporation’s proxy statement.

In its opposition statement, the company suggests that publishing its EEO-1 data may create confusion because certain categories the EEOC uses are not applicable to NVIDIA. However, we believe this risk is negligible compared to the overall benefits of the data provided. Further, there are solutions to this issue. For example, NVIDIA is free to disclose additional information that it believes provides a more complete representation of its data. Publishing human capital management data can be considered akin to traditional financial reporting where companies report according to a standard, but they can provide additional context and supplemental information if they believe it would be useful or helpful. In addition, given that NVIDIA’s peers disclose their EEO-1 reports, we believe identifying the most parallel categories to compare would not be difficult. Therefore, we do not believe publishing EEO-1 data is likely to create investor confusion. On the contrary, it can provide decision-useful information to investors so that they may better understand the company’s human capital management strategies, practices, and trends.

Conclusion:

We believe NVIDIA’s current workforce data reporting is insufficient to address investors’ need for comprehensive human capital management data and does not meet current best practice. Disclosing EEO-1 data would place NVIDIA in line with its industry peers and potentially enable investors to conduct better investment research and decision-making.

Therefore, Trillium ESG Global Equity Fund urges investors to vote FOR Proposal 7.

For questions regarding Proposal 7, please contact: Hyewon Han, Director of Shareholder Advocacy at Trillium Asset Management via email at hhan@trilliuminvest.com.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NVIDIA Corporation’s proxy statement.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to NVIDIA Corporation instructions.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NVIDIA Corporation’s proxy statement.